December 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Bradley Ecker
Mr. Jay Ingram

Re:	Fresh Grapes, LLC
Registration Statement on Form S-1
Filed November 12, 2021
File No. 333-261037

Request for Acceleration of Effective Date
	Requested Date:	December 13, 2021
	Requested Time:	4:30 p.m. Eastern Time

Ladies and gentlemen:

On December 8, 2021, Fresh Grapes, LLC was converted from a Texas limited liability company to a Nevada corporation under the name Fresh Vine Wine, Inc. Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fresh Vine Wine, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-261037) (the “Registration Statement”) to become effective at 4:30p.m. Eastern Time on Monday, December 13, 2021, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Alan M. Gilbert of Maslon LLP, counsel to the Company, at (612) 672-8381. Once the Registration Statement has been declared effective, please confirm that event with Mr. Gilbert orally or by email alan.gilbert@maslon.com. The Company authorizes Mr. Gilbert to orally modify or withdraw this request for acceleration.

Very truly yours,

Fresh Vine Wine, Inc.

By:	/s/ Elliot Savoie
Elliot Savoie
Chief Financial Officer

cc:	Damian Novak, Fresh Vine Wine, Inc.
Janelle Anderson, Fresh Vine Wine, Inc.
Timothy Michaels, Fresh Vine Wine, Inc.
Ryan C. Brauer, Fredrikson & Byron, P.A.